SEABURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2016

ASSETS

Current Assets

Cash	$	143,699
Due from Affiliate		8,908,837
Total Assets	$	9,052,536

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accrued Expenses	$	35,400
Total Liabilities		35,400
MEMBER'S EQUITY		9,017,136
Total Liabilities and Member's Equity	$	9,052,536

The accompanying notes are an integral part of these financial statements.